

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2012

Via E-mail
Mr. Robert D. Thomas
President and Chief Executive Officer
Infoblox Inc.
4750 Patrick Henry Drive
Santa Clara, CA 95054

> **Re:** **Infoblox Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 12, 2012**
> **File No. 333-178925**

Dear Mr. Thomas:

We have reviewed the above-referenced filing and the related response letter and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 6, 2012

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Offering, page 6

1. We note that the shares outstanding after the offering gives effect to the issuance of shares of your common stock to be acquired by certain selling stockholders through option or warrant exercises at the closing of this offering in order to sell those shares in this offering. Please tell us your basis for including these shares in the number of shares outstanding after the offering. In this regard, tell us whether you have firm commitments or agreements from certain shareholders of their intent to exercise their warrants or options.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 51

2. Please explain further the following as it relates to your response to prior comment 5:

   • While we acknowledge your statement that a large number of your maintenance and support contracts do not renew annually, it remains unclear why you are unable to provide a metric that considers the actual renewal rates for those contracts that are

> scheduled to renew during the period regardless of the initial term of the contract. Please clarify;

- You state that a "majority" of your customers renew in the reporting period in which their maintenance and support agreements expire and "some" renew in the period prior to expiration. You further state that a "substantial portion" of your customers renew in subsequent reporting periods. Please tell us approximately what percentage of your customers renew their maintenance and support agreements during or before the reporting period in which their agreements expire and what percentage renew after their renewal period. To the extent that a significant majority of your customers renew during or before their scheduled renewal periods, then it remains unclear why you do not believe such renewals can be used to provide period over period renewal rates in your discussion of services revenues, and;

- You indicate the Company is not able to determine a "renewal rate" for maintenance contract arrangements as a result of acquisitions for a substantial time following their acquisition. We acknowledge that you may not be able to assert that a majority of the population of acquired contracts renew their maintenance contracts. However, please explain why you cannot include acquired contracts in your renewal rate calculation based upon those contracts that have expired in a given period.

3.   We note from your response to prior comment 5 that you monitor the cumulative renewals of total maintenance and support contract expiring in each period. We further note your qualitative discussion of cumulative renewal rates in your revised disclosures on page 44. Please revise your disclosures to clarify how you define and determine "cumulative renewal rates." In addition, revise to include a quantitative discussion of your cumulative renewal rates in order to add context to your disclosures that such rates have remained relatively stable. In this regard, you may choose to provide the specific cumulative renewal rate, approximation thereof, or indicate that the cumulative renewal rate exceeded a certain percentage.

4.   We note your response to prior comment 6 and your revised disclosures beginning on page 45 where you indicate that your operating results can be significantly impacted by the mix of product solution configurations sold during the period. As it appears your product revenues are impacted by a mix of volume and pricing, please consider revising your disclosures to include a discussion regarding the percentage change in both volume and pricing and the impact on your results of operations. Alternatively, consider a discussion regarding the favorable or unfavorable change in the mix of product sales period over period. To the extent that you do not believe such disclosures are necessary, please tell us what metrics you intend to provide. In this regard, your current results of operations discussion where you state that the change in product revenue was attributable to higher demand for your products does not provide meaningful information to investors regarding the change in your period over period revenues.

Critical Accounting Policies

Stock-Based Compensation, page 68

5.   We note your assumption of a 65% weighting for the IPO scenario used in your January 31, 2012 valuation analysis used for the March 8, 2012 grant remained unchanged from the October 31, 2011 valuation analysis. Please tell us how you concluded that a 65% weighting for the March grant was reasonable based on your current IPO timeline. In this regard, we would expect this weighting to increase as you get closer to the effectiveness of your IPO.

        You may contact Melissa Feider, Staff Accountant, at (202) 551-3379 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or me at (202) 551-3462 with any other questions. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                Sincerely,

                                /s/ Mark P. Shuman

                                Mark P. Shuman
                                Branch Chief – Legal

cc: Via E-mail
        Laird H. Simons III, Esq.
        Fenwick & West LLP